July 31, 2007

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

Attention:	Mr. Michael McTiernan
Staff Attorney

Re:	The Nielsen Company B.V., Nielsen Finance LLC and Nielsen Finance Co.
Amendment No. 2 to Registration Statement on Form S-4
Filed July 12, 2007
File No. 333-142546

Ladies and Gentlemen:

Set forth below are the responses of The Nielsen Company B.V. and its subsidiaries Nielsen Finance LLC and Nielsen Finance Co. (together the “Company”) to the comment letter of the staff (the “Staff”), dated July 23, 2007, with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”). Shortly after the filing of this letter, the Company plans to file a copy of Amendment No. 3 to the Registration Statement (the “Amendment”), which has been marked to indicate the changes made to the Registration Statement filed on July 12, 2007. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

FORM S-4/A FILED JULY 12, 2007

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July 31, 2007

Compensation Discussion and Analysis, page 114

1. We note your response to comment 6. Please provide additional analysis regarding the competitive harm that would accompany disclosure of the performance targets. Your analysis should include a discussion of the type of target, including the performance measure and whether it relates to the company as a whole or a particular business line or division, and how your competitors could use this information to your disadvantage.

As discussed in our letter to the Staff dated July 12, 2007, the Company believes that the disclosure of performance targets used to determine the Named Officers’ annual bonus amounts will cause the Company competitive harm in its ability to attract and retain talent. Furthermore, disclosure of such targets would provide the Company’s competitors with information about its projected and desired profitability, which is especially sensitive as it relates to certain lines of business, and which would otherwise not be available to them.

As discussed on page 116, the Company’s senior executives are awarded annual bonuses based on the achievement of targeted levels of EBITDA, revenue, cost savings and an assessment of the executive’s individual job performance during 2006. For 2006, the Company’s Compensation Committee awarded annual bonuses based on the achievement of the quantitative performance metrics and determined that the executives would not be receiving bonuses based on individual performance.

For David Calhoun and Robert Ruijter, the Company’s Chief Executive Officer and Chief Financial Officer, respectively, and for Earl Doppelt and Robert van den Bergh, the Company’s Former Chief Legal Officer and Former Chief Executive Officer, respectively, performance targets were based on Company wide achievement of Management EBITDA, cost-savings goals and revenue. For this purpose, Management EBITDA was based on International Financial Reporting Standards reported in EUROs, which was the principal reporting standard used at the time the bonus targets were established. The determination of Management EBITDA excludes the impact of foreign exchange, the impact of restructuring and transaction related items; and includes the impact of Business Media Europe (which is reflected in the US GAAP financials in discontinued operations). Similarly, cost-savings and revenue targets for these individuals are Company wide measures.

Disclosure of the specific numerical targets would cause competitive harm in the Company’s efforts to retain key leaders such as David Calhoun. Prior to joining the Company’s management team, David Calhoun was with General Electric for 27 years. In connection with designing the Company’s compensation package for Mr. Calhoun, the Company had to provide sufficient incentives for him to leave his prior employer and join the Company. Mr. Calhoun’s annual bonus is a significant part of his compensation package. By disclosing the numerical targets for Management EBITDA, cost-saving and revenue that Mr. Calhoun is compensated for achieving, the Company would be providing its competitors with specific details about its compensation package which would allow them to potentially solicit key executives by, for example, setting targets that are lower than its targets or choosing different metrics that are more

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July 31, 2007

easily achievable in light of the specific numerical goals the Company uses. The Company’s ability to retain experienced leaders, such as Mr. Calhoun, in the competitive market place for talent is vital to its continued growth and profitability. In addition, the Company has invested significant resources to retain, train and provide incentives for Mr. Calhoun and other key executives to join the Company’s team and losing Mr. Calhoun and possibly others to one of its competitors would cause significant financial and leadership harm to Nielsen. The numerical targets are the same for Mr. Calhoun and other executives and by publishing these targets the Company’s competitors may use this information to solicit its employees generally.

In addition to causing Nielsen competitive harm in the Company’s ability to attract and retain talent, disclosure of its company wide EBITDA, cost savings and revenue targets would disclose its forecasted growth and profitability to its competitors. The Company is engaged in a business that is constantly evolving to meet the growing needs of its clients to stay abreast of the latest developments in media, especially as media is being distributed through new and increased mediums. This business is ripe for competition in light of the technological developments which facilitate the spread of media. Disclosure of the Company’s confidential profitability projections is a direct signal to its competitors of its aggressive and opportunistic approach to its business and provides proprietary data on how the Company views the market. Competitors that have the ability to conduct the Company’s type of media information and consultation services may focus their resources on competing with the Company and gaining increased market share of its business.

Ms. Susan Whiting has been with Nielsen for her entire career. Her skills are extremely valuable and the Company views her as irreplaceable. Her Management EBITDA performance target measurements are based on the Management EBITDA target for her division, the Media Group, and on Management EBITDA targets of the Company as a whole (such as those applicable to Messrs. Calhoun and Ruijter). The revenue targets established for Ms. Whiting are based on Media Group specific targets. The cost-savings targets applicable to the determination of Susan Whiting’s annual bonus are Company wide goals. By disclosing the Management EBITDA targets and revenue targets applicable to the Media Group, the Company would be providing its competitors with a key factor in the determination of Ms. Whiting’s annual bonus that is only applicable to Ms. Whiting. Such disclosure would provide the Company’s competitors with specific information about Ms. Whiting’s compensation package, which may enable them to solicit her employment by providing her with a comparable, if not more favorable, compensation package with specific references to the details of her compensation with the Company.

Furthermore, disclosing the projected Management EBITDA and revenue targets applicable to the Media Group would provide the Company’s competitors with previously undisclosed projected goals which the Company believes to be confidential and proprietary. The Company’s Media Group was recently reorganized and the Company hopes that it will be one of its more profitable fastest growing divisions in the future. The Management EBITDA and revenue targets that are established for this division are reflective of the Company’s plan for growth in this business area. Its disclosure could result in the Company’s competitors being able to determine its projected areas for growth and development and will inevitably disclose the specific market areas the Company has determined is profitable and amenable to increased business. The Company’s ability to capitalize on future growth in the media measurement and

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information services industry may be compromised by signaling to the market that this area has been targeted for development.

Similar to Ms. Susan Whiting, Mr. Steve Schmidt’s performance goals were based on Management EBITDA targets applicable to the Company as a whole and his particular division, the Consumer Services Group, which is the Company’s largest division. The revenue targets established for Mr. Schmidt were based on targets applicable to his particular division, the Consumer Services Group. The cost-savings target applicable to the determination of Mr. Schmidt’s annual bonus was based on Company wide goals.

As the Company’s largest line of business, the Consumer Services Group is the focus of much of its resources. The disclosure of the performance goals used in the determination of Mr. Schmidt’s bonus would provide the Company’s competitors with detailed information about its market plans in the Consumer Services Group line of business. Furthermore, such disclosure would signal the market as to the Company’s beliefs for achievable growth in the Company’s Consumer Services Group business.

Therefore, we respectfully submit to the Staff that the Company’s non-disclosure of quantitative performance targets is justified in light of the competitive harm that such disclosure may cause.

Employment Agreement with Mr. David L. Calhoun, page 121

2. We note your response to comment 10. Please clarify the disclosure relating to the “particular circumstances” that led to the committee’s determination that one options should be granted for every three dollars invested

As discussed with the Staff, revisions have been made to the Nielsen Company B.V. prospectus and the Nielsen Finance prospectus in response to the Staff’s comment.

* * * *

If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at (212) 326-2108.

Sincerely,

Monica K. Thurmond

of O’Melveny & Myers LLP

cc:	James W. Cuminale

The Nielsen Company B.V.